UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 29, 2026

GENTHERM INCORPORATED

(Exact name of registrant as specified in its charter)

Michigan	0-21810	95-4318554
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

28875 Cabot Drive Novi, Michigan	48377
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (248) 348-9735

Former name or former address, if changed since last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	THRM	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On January 29, 2026, Gentherm Incorporated, a Michigan corporation (“Gentherm”), issued a press release announcing its plan to combine the Performance Technologies business of Modine Manufacturing Co., a Wisconsin corporation (“Modine”), with Gentherm (the “Proposed Transaction”). A copy of the press release is attached hereto as Exhibit 99.1. The press release also announced that Gentherm will be hosting a conference call and webcast at 8:00 a.m., Eastern Time, on January 29, 2026, to discuss the Proposed Transaction. The presentation to be used during the conference call and webcast is attached hereto as Exhibit 99.2.

The information contained in Item 7.01 (including Exhibits 99.1 and 99.2) shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such a filing.

NO OFFER OR SOLICITATION

This Current Report on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the Proposed Transaction among Gentherm, Modine and Modine’s Performance Technologies business (“SpinCo”), the parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, Modine or SpinCo through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at investors.Modine.com under the tab “Financials” and under the heading “SEC Filings.”

Participants in the Solicitation

Gentherm and Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm’s shareholders in connection with the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 19, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 27, 2025. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, including statements regarding the Proposed Transaction among Gentherm, Modine and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the expected benefits of the Proposed Transaction, including future financial and operating results, anticipated strategic benefits of the Proposed Transaction, the amount and timing of synergies from the Proposed Transaction, the tax consequences of the Proposed Transaction, the terms and scope of the expected financing in connection with the Proposed Transaction, the aggregate amount of indebtedness of the combined company following the closing of the Proposed Transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this Current Report on Form 8-K. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit 99.1	Press release, dated as of January 29, 2026.

Exhibit 99.2	Investor presentation, dated as of January 29, 2026.

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gentherm Incorporated

	By:	/s/ Wayne Kauffman
Wayne Kauffman
Senior Vice President, General Counsel and Secretary
Date: January 29, 2026

Exhibit 99.1

Gentherm and Modine’s Performance Technologies Business to Combine, Establishing a

Scaled Leader in Thermal Management Solutions

•

Expands Gentherm’s portfolio with highly complementary thermal management products and engineering capabilities, creating strong commercial opportunities in attractive end markets including power generation, commercial vehicles, and heavy-duty equipment

•

Creates a compelling and more balanced financial profile for the combined company including lower light vehicle exposure, greater scale, substantial synergies, and a balance sheet with capacity to invest in future growth

•

Reverse Morris Trust transaction valued at ~$1.0 billion,[1] ~6.8x post-synergy adjusted EBITDA[2,3,4] with Modine and Gentherm shareholders expected to own 40% and 60% of the combined company, respectively

•

Accelerates the transformation of Modine’s portfolio to create a pure-play climate solutions company with highly engineered, mission-critical thermal management solutions, focused on high-growth, high-margin businesses for sustainable returns

•	Gentherm to host conference call at 8:00 AM ET today; Modine to host conference call at 9:15 AM ET today

NOVI, Mich., and RACINE, Wis., January 29, 2026 (GLOBE NEWSWIRE) — Gentherm (NASDAQ: THRM), a global market leader of innovative thermal management and pneumatic comfort technologies, and Modine (NYSE: MOD), a diversified global leader in thermal management technology and solutions, today announced that they have entered into a definitive agreement whereby Modine will spin-off and simultaneously combine its Performance Technologies business (“Modine Performance Technologies” or “SpinCo”) with Gentherm in a Reverse Morris Trust (RMT) transaction that is intended to be tax-free for Modine and Modine shareholders for U.S. federal income tax purposes.

The transaction will establish Gentherm as a scaled leader in thermal management solutions and expand its technologies and capabilities in precision flow management. It will enable the combined company to serve attractive end markets including power generation; commercial, heavy-duty, and light vehicle; and medical. The combined company expects to realize significant value creation through cost synergies and incremental commercial opportunities including cross-selling, product integration, and entering new global markets. On a pro forma basis the combined company had revenue of $2.6 billion, with an adjusted EBITDA margin of 13% on a synergy-adjusted basis and net leverage of approximately 1.0x.2

Modine will retain its Climate Solutions businesses, creating a pure-play climate solutions company focused on the high-growth data center and commercial HVAC & refrigeration end markets. Modine will move forward with a streamlined business model and sharpened management focus on product innovation and high-growth, high-return initiatives, including organic and inorganic opportunities. The transaction provides Modine shareholders ownership in two focused businesses with stronger growth trajectories, enhanced competitive positioning, and greater potential to drive long-term value creation.

The transaction is valued at approximately $1.0 billion,1 representing a multiple of approximately 6.8x LTM (Sep.) 2025 post-synergy adjusted EBITDA of $147 million.3,4 Prior to the spin-off, Modine is expected to receive a cash distribution of $210 million from SpinCo, subject to adjustment, with Modine shareholders set to receive approximately 21 million shares of newly issued Gentherm common stock, representing an equity consideration of approximately $790 million.1 Following the transaction and without taking into account any overlapping shareholder ownership, Modine shareholders are expected to own approximately 40% of the combined company, and Gentherm shareholders are expected to own approximately 60% of the combined company, subject to adjustment. The Boards of Directors of Gentherm and Modine have unanimously approved the transaction.

Modine Performance Technologies is a leading provider of highly engineered, mission-critical thermal management solutions — using both air-cooled and liquid-cooled technologies — across the vehicular and power generation end markets. The business maintains long-standing relationships with blue-chip OEM and Tier 1 customers, served by a global footprint of 5,000 employees across 10 countries. It delivered annual revenue of approximately $1.1 billion and adjusted EBITDA of approximately $123 million.2,3

Bill Presley, President and Chief Executive Officer of Gentherm, said: “This transaction accelerates the execution of our strategic framework with the combined company increasing its presence across multiple attractive end markets to drive profitable growth. Together, we will further scale our thermal management solutions and expand our technologies and capabilities in precision flow management, building on the global leadership of Modine Performance Technologies in the commercial vehicle, heavy-duty equipment, and fast-growing power generation end markets. The engineered solutions of Modine Performance Technologies are well aligned to our four core technology platforms – Thermal Management, Air Moving Devices, Pneumatic Solutions, and Valves – and we expect to create significant cross-selling opportunities and strengthen our ability to meet the rising demand for our combined, mission-critical offerings. We look forward to bringing together these two highly skilled teams with long histories of innovation, and a shared commitment to quality and a people-first culture.”

Ron Hundzinski, Chair of Gentherm’s Board of Directors, said: “Our Board is confident that the strong strategic fit, compelling transaction structure that preserves our balance sheet strength, and attractive financial position of the combined company will enable Gentherm to deliver significant long-term value for our shareholders and our customers.”

Neil Brinker, President and Chief Executive Officer of Modine, said: “Combining Modine’s Performance Technologies business with Gentherm establishes two stronger, more focused companies, each equipped to serve its end markets more effectively, accelerate growth, and drive long-term value for shareholders, customers, and employees. I believe Gentherm will be a perfect home for our great associates on the Performance Technologies team.”

Brinker continued: “This is a significant next step for our remaining businesses as we continue to accelerate our transformation into a pure-play climate solutions company and evolve our portfolio toward high-growth markets. This transaction comes at an opportune time, allowing us to focus all of our resources on high-returning investments, including capacity expansions for data center cooling solutions to meet the rapidly growing demands of our hyperscale and colocation data center customers as well as targeted acquisitions to support other areas of the business. With regards to the data center market, our business has grown at an exponential rate and based on our current targets, we now anticipate 50% to 70% annual growth over the next two years, putting us on track to significantly exceed our previous $2 billion revenue goal for fiscal 2028.”

Compelling Strategic and Financial Benefits to Gentherm’s Combination with Modine Performance Technologies:

•

Accelerates Gentherm’s strategic path by building scale in thermal management solutions and expanding its technologies and capabilities in precision flow management: The combination builds scale through a broader portfolio of thermal management solutions, expanded technology and engineering capabilities, and component-to-system integration synergies. Building on both companies’ proven technology leadership, deep engineering expertise, and shared cultures of innovation, the combined company will be positioned to deliver differentiated solutions, enhance growth, and create long-term shareholder value.

•

Creates strong commercial opportunities across premium customer bases: The combined company will benefit from significant product cross-selling and integration opportunities given the complementary overlap between Gentherm’s advanced product portfolio and technologies and Modine Performance Technologies’ mission-critical engineered solutions. Gentherm expects to accelerate the adoption of its proven products and solutions across Modine Performance Technologies’ blue-chip customer base where it has deep long-term relationships.

•

Establishes stronger foundation for continued growth: This transaction strengthens Gentherm’s foundation with more balanced end-market exposure and ample opportunities for future growth. The combined company generated approximately one-third of pro forma revenue from end markets outside of light vehicles.

•

Benefits from shared focus on operational excellence: The combined company will bring together Gentherm’s culture of operational excellence with Modine Performance Technologies’ well-established operating system, creating a strong foundation for continuous improvement. Together, the combined company will further enhance scalability, efficiency, and quality, supporting attractive margin expansion and reinforcing a durable competitive advantage over the long-term.

•

Delivers ~$25 million in identified annual cost synergies: The combined company expects the transaction to generate approximately $25 million of annual synergies through cost optimization and operational efficiencies. It also expects to realize significant additional value creation through incremental commercial opportunities including cross-selling, product integration, and entrance into new global markets, providing a clear path to mid-teens adjusted EBITDA margin.

•

Generates a compelling financial profile with flexibility for future investments: The combined company generated pro forma revenue of $2.6 billion, with an adjusted EBITDA margin of 13% on a synergy-adjusted basis.[2] The RMT structure preserves Gentherm’s strong balance sheet, with pro forma net leverage ratio of approximately 1.0x. This strong cash flow generation and modest financial leverage will allow the combined company to maintain capital allocation flexibility, and the transaction is expected to be accretive to adjusted EPS by year two.

Compelling Strategic and Financial Benefits to Modine:

•

Accelerates Modine’s transformation into a pure-play climate innovation leader: The transaction sharpens Modine’s focus on high-growth, high-margin end markets. As a pure-play climate solutions company and building on its long-standing leadership in thermal technologies, Modine will be better positioned to expand product development and innovation to support next generation solutions, especially in the rapidly growing data center cooling end market.

•

Delivers a strong financial profile: For the twelve months ended September 30, 2025, the Climate Solutions segment generated $1.6 billion in revenue, with expectations to approach $2 billion for Fiscal 2026, driven by robust organic growth in Data Centers and recent HVAC Technologies acquisitions. The segment maintains attractive profitability, with 19.6% adjusted EBITDA margin — equating to $307 million in adjusted EBITDA. Meaningful growth in revenue and EBITDA is anticipated for the Climate Solutions segment in Fiscal 2026, providing a solid foundation for future expansion.[5]

•

Streamlines Modine’s business model and optimizes capital allocation: The transaction enables Modine to prioritize compelling organic and inorganic growth opportunities across attractive end markets. It allows for redeployment of resources toward high-return initiatives in data center cooling, commercial HVAC and refrigeration technologies. With sharper focus on innovation, organic growth, and targeted M&A, Modine will continue to refine its portfolio and compound long-term shareholder value.

•

Strengthens Modine’s balance sheet: Modine will use the cash distribution of $210 million from SpinCo, subject to adjustment, to reduce debt, driving a pro forma net leverage ratio expected to be below 1.0x. This enhanced financial flexibility will support future investments in strategic markets and core product platforms.

•

Creates significant upside for Modine shareholders: Shareholders will own 100% of Modine’s high-performing, pure-play climate solutions business and 40%, subject to adjustment, of the combined Gentherm and Modine Performance Technologies platform, a leading provider of thermal management solutions and precision flow management across multiple attractive end markets. This tax-free structure provides ownership in two focused businesses with stronger growth trajectories, enhanced competitive positioning, and greater potential to drive long-term value creation.

Transaction Details

The RMT transaction is expected to close in the fourth quarter of calendar year 2026 subject to receipt of Gentherm shareholder approval, the completion of SpinCo financing, a customary IRS tax ruling, and customary closing conditions, including required regulatory approvals and certain tax opinions.

Bill Presley and Jon Douyard will lead the combined company as CEO and CFO, respectively. Jeremy Patten will continue as President of Modine Performance Technologies, which is expected to operate as a division of Gentherm. Modine Performance Technologies will retain its brand name, which Gentherm will acquire as part of the transaction. Gentherm’s Board of Directors will be expanded with the addition of two Board nominees designated by Modine in consultation with the Gentherm Board.

The combined company will continue to operate under the Gentherm name and retain its listing on the NASDAQ stock exchange under the ticker symbol THRM. The combined company will remain headquartered in Novi, Michigan, and will retain a significant presence in Modine Performance Technologies’ current locations, including its Racine Technical Center.

Modine will continue to be led by Neil Brinker and Michael Lucareli as CEO and CFO, respectively, and the current Board of Directors. The stock will continue to trade on the NYSE. Upon closing of the transaction, Gentherm and Modine will provide additional information regarding any potential changes in the company names, branding, and/or market trading information.

Investor Calls

Gentherm will host a conference call today, January 29 at 8:00 AM ET. The webcast of the call and related materials that will be used during the conference call can be accessed on the Events page of the Investor section of Gentherm’s website at www.gentherm.com. Additional information and materials related to the transaction can be found at www.scalingthermalmanagement.com.

Modine will host a separate conference call to discuss its go-forward business and strategy today, January 29 at 9:15 AM ET. The webcast of the call and related materials will be available on the investor section of Modine’s website at http://www.modine.com.

Gentherm Provides Preliminary Full Year 2025 Results

In connection with today’s announcement, Gentherm is providing the following select preliminary unaudited consolidated financial results for the full year ended December 31, 2025:

	Previous October 23, 2025	Revised January 29, 2026	Comments
Product Revenues	$1.47B – $1.49B	$1.49B – $1.50B	Stronger demand and improved light vehicle industry production
Adj. EBITDA	$175M – $183M	$173M – $177M	Adjusted EBITDA expected to be near low end of previous range, with the impact of higher revenue offset by foreign exchange headwinds, and operational inefficiencies from customer production shifts and footprint related expenses
Adj. EBITDA Margin	11.9% – 12.3%	11.6% – 11.8%

Gentherm intends to issue its full fourth quarter and full year 2025 audited consolidated financial results on February 19, 2026.

Modine Third Quarter Fiscal 2026 Results

As previously announced, Modine will host a conference call and webcast to discuss its third quarter financial results for the period ended December 31, 2025, on Thursday, February 5, 2026, at 10:00 a.m. Central Time (11:00 a.m. Eastern Time). Results are scheduled to be released after the market closes on Wednesday, February 4, 2026.

Advisors

Barclays is serving as exclusive financial advisor, and Honigman LLP and Latham & Watkins LLP are serving as legal advisors to Gentherm. BofA Securities is serving as exclusive financial advisor, and Gibson, Dunn & Crutcher LLP is serving as legal advisor to Modine.

About Gentherm

Gentherm (NASDAQ: THRM) is a global market leader of innovative thermal management and pneumatic comfort technologies. Automotive products include Climate Control Seats (CCS®), Climate Control Interiors (CCI™), Lumbar and Massage Comfort Solutions, and Valve Systems. Medical products include patient temperature management systems. The Company is also developing a number of new technologies and products that will help enable improvements to existing products and to create new product applications for existing and new markets. Gentherm has more than 14,000 employees in facilities across 13 countries. In 2024, the company recorded annual sales of approximately $1.5 billion and secured $2.4 billion in automotive new business awards. For more information, go to www.Gentherm.com.

About Modine

For more than 100 years, Modine has solved the toughest thermal management challenges for mission-critical applications. Our purpose of Engineering a Cleaner, Healthier World™ means we are always evolving our portfolio of technologies to provide the latest heating, cooling, and ventilation solutions. Through the hard work of more than 11,000 employees worldwide, our Climate Solutions and Modine Performance Technologies segments advance our purpose with systems that improve air quality, reduce energy and water consumption, lower harmful emissions, enable cleaner running vehicles, and use environmentally friendly refrigerants. Modine is a global company headquartered in Racine, Wisconsin (U.S.), with operations in North America, South America, Europe, and Asia. For more information about Modine, visit Modine.com.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between Modine, SpinCo and Gentherm (the “Proposed Transaction”), the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, SpinCo or Modine through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at investors.Modine.com under the tab “Financials” and under the heading “SEC Filings.”

Participants in the Solicitation

Gentherm, Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm stockholders in connection with the Proposed Transaction. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 19, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 27, 2025. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of

Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Proposed Transaction among Gentherm, Modine and SpinCo. These forward-looking statements may be identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the expected benefits of the Proposed Transaction, including future financial and operating results, anticipated strategic benefits of the Proposed Transaction, the amount and timing of synergies from the Proposed Transaction, the tax consequences of the Proposed Transaction, the terms and scope of the expected financing in connection with the Proposed Transaction, the aggregate amount of indebtedness of the combined company following the closing of the Proposed Transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-

looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EBITDA margin, net leverage ratio, and adjusted EPS. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Gentherm’s and Modine’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. Gentherm has presented its expectations regarding Adjusted EBITDA without the corresponding GAAP metric or a reconciliation to a corresponding GAAP metric as such information is not available without unreasonable effort at the time of the release of this preliminary financial information.

Modine Non-GAAP Reconciliations

Modine Manufacturing Company Climate Solutions segment adjusted financial results (unaudited)
(In millions)	Three months ended				LTM
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	September 30, 2025
Operating income	$62.4	$61.5	$66.9	$62.2	$253.0
Depreciation and amortization expense	12.2	11.6	11.2	11.4	46.4
Restructuring expenses (a)	1.1	3.2	1.3	2.4	8.0

Adjusted EBITDA	$75.7	$76.3	$79.4	$76.0	$307.4

Net sales	$360.8	$356.3	$397.4	$454.4	$1,568.9
Adjusted EBITDA margin					19.6%

(a)	Restructuring expenses primarily consist of employee severance expenses related to targeted headcount reductions and equipment transfer costs.

Modine Manufacturing Company Climate Solutions segment adjusted EBITDA (unaudited)
(In millions)	Twelve months ended March 31,
	2022	2023	2024	2025
Operating income	$81.0	$132.2	$178.6	$248.4
Depreciation and amortization expense	26.5	24.7	26.5	48.3
Restructuring expenses (a)	2.6	2.2	3.0	6.0
Impairment charge (b)	0.3	—	—	—

Adjusted EBITDA	$110.4	$159.1	$208.1	$302.7

(a)	Restructuring expenses primarily consist of employee severance expenses related to targeted headcount reductions and equipment transfer costs.
(b)	During fiscal 2022, the Company recorded an impairment charge to reduce the carrying value of a previously-closed facility to its estimated fair value, less costs to sell.

Contacts

Gentherm

Investor Contact

Gregory Blanchette

investors@Gentherm.com

248.308.1702

Media Contact

Melissa Fischer

media@Gentherm.com

248.289.9702

OR

FGS Global

Gentherm@fgsglobal.com

Modine

Investor Contact

Kathleen Powers

(262) 636-1687

Kathleen.T.Powers@Modine.com

Media Contact

Adam Pollack / T.J. O’Sullivan

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

ModineMedia-JF@joelefrank.com

[1]	Based on Gentherm’s 30-day Volume-Weighted Average Price (VWAP) as of 1/23/2026.
[2]	Financial figures represent LTM (Sep.) 2025 for Gentherm and Modine Performance Technologies.
[3]	Represents reported Modine Performance Technologies segment adjusted EBITDA after adjusting for pro-forma normalizations and standalone costs. Excluding stock-based compensation.
[4]	Synergies include approximately $25 million of identified annual cost synergies excluding incremental commercial opportunities.
[5]	Excluding retained corporate costs.

Gentherm to Combine with Modine Performance Technologies Building scale in thermal management solutions January 29, 2026 Gentherm © 2026 Exhibit 99.2

Forward-Looking Statements and RMT Disclaimer Gentherm © 2026 Additional Information and Where to Find It In connection with the proposed transaction among Gentherm, Modine and SpinCo, the parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF Gentherm AND Modine ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Gentherm, Modine, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, Modine or SpinCo through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm's website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine's website at investors.Modine.com under the tab “Financials” and under the heading “SEC Filings.” Participants in the Solicitation  Gentherm and Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm’s shareholders in connection with the Proposed Transaction. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 19, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 27, 2025. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above. No offer or solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the "Securities Act"), and otherwise in accordance with applicable law. Performance Technologies + Cautionary Statement Regarding Forward-Looking Statements This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Proposed Transaction among Gentherm, Modine and SpinCo. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing, structure, benefits, tax consequences and financing of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the combined company’s plans, objectives, expectations, intentions, valuation, and financial performance, and legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements. These forward-looking statements are based on Gentherm’s and Modine’s current expectations. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive. Any forward-looking statements speak only as of the date of this communication. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Use of Non-GAAP Financial Measures In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EBITDA margin, net leverage ratio, and adjusted EPS. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Gentherm’s and Modine’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. Gentherm has presented its expectations regarding Adjusted EBITDA without the corresponding GAAP metric or a reconciliation to a corresponding GAAP metric as such information is not available without unreasonable effort at the time of the release of this preliminary financial information.

Today’s Speakers Gentherm © 2026 Introduction | Transaction Overview | Modine Performance Technologies Background | Strategic and Financial Benefits | Summary Bill Presley President and Chief Executive Officer Jon Douyard Executive Vice President and Chief Financial Officer Jeremy Patten President, Modine Performance Technologies Performance Technologies +

Introduction | Transaction Overview | Modine Performance Technologies Background | Strategic and Financial Benefits | Summary

GENTHERM + MODINE Performance Technologies

Gentherm to Combine with Modine Performance Technologies

GENTHERM + MODINE Performance Technologies

Reverse Morris Trust (RMT) Transaction[1]

$2.6B Revenue	**13%** Adj. EBITDA Margin (Post-synergy)
$322M Adj. EBITDA (Post-synergy)	**~1.0x** Net Leverage
60% Gentherm Shareholders	**40%** Modine Shareholders

Accelerates Gentherm's strategic path by building scale in thermal management solutions and expanding its technologies and capabilities in precision flow management

Creates strong commercial opportunities across blue-chip customer bases given complementary overlap between Gentherm's advanced product portfolio and technologies and Modine Performance Technologies' mission-critical engineered solutions

Establishes stronger foundation for continued growth with approximately one-third of pro forma revenue from attractive power generation, commercial vehicle, and heavy-duty equipment end markets

Benefits from shared focus on operational excellence, leveraging Gentherm's culture of operational excellence with Modine Performance Technologies' well-established operating system

Delivers ~$25 million in identified annual cost synergies and incremental commercial opportunities through cross-selling, product integration, and entrance into new global markets, providing clear path to mid-teens Adjusted EBITDA margins

Generates a compelling financial profile with strong cash flow generation and modest financial leverage, allowing capital allocation flexibility

Executing Gentherm's strategic framework and M&A priorities

1. Intended to be tax-free for Modine and Modine shareholders for U.S. federal income tax purposes.
Note: Financial figures represent LTM (Sep.) 2025 metrics. Modine Performance Technologies figures include pro forma adjustments. Refer to reconciliations in Appendix.

Gentherm © 2026 4

Introduction | Transaction Overview | Modine Performance Technologies Background | Strategic and Financial Benefits | Summary

GENTHERM + MODINE Performance Technologies

Bringing Together Two Industrial Pioneers

GENTHERM	+	MODINE Performance Technologies
30+ years leadership in thermal management and technology innovation	Strong Foundation	**100+ years** leadership in mission-critical thermal management technologies
Thermal Management Air-Moving Devices; **Pneumatic Solutions Valve Systems**	Technology Leadership	**Thermal Management**
Light Vehicles + Medical	Serving Attractive End Markets	**Power Generation + Commercial Vehicles + Heavy-Duty + Light Vehicles**
13 Countries; **14,000+** Employees	Global Operations	**10** Countries; **5,000+** Employees
$1.5B Revenue; **$176M** Adj. EBITDA; **12%** Adj. EBITDA Margin	Solid Financial Profile	**$1.1B** Revenue; **$123M** Adj. EBITDA; **11%** Adj. EBITDA Margin

Note: Financial figures represent LTM (Sep.) 2025 metrics. Modine Performance Technologies figures include pro forma adjustments. Refer to reconciliations in Appendix.

Gentherm © 2026 5

Gentherm © 2026 A Leader in Mission-Critical Thermal Management Revenue Mix by End Market Blue-Chip OEM and Tier 1 Customers Mission-Critical Products Charge-Air Coolers Genset Cooling Modules Vehicular Cooling Modules Liquid Cooled Products Battery Thermal Management E-Fan Cooling Modules Introduction | Transaction Overview | Modine Performance Technologies Background | Strategic and Financial Benefits | Summary Commercial Vehicle Light Vehicle Power Generation Heavy-Duty $1.1B Performance Technologies + Agricultural Equipment Mining Equipment Specialty Vehicle Stationary Power Generation Commercial Vehicle Truck and Last Mile Delivery Construction Equipment Automotive Transit and Coach Bus Note: Financial figures represent LTM (Sep.) 2025 metrics. Modine Performance Technologies figures include pro forma adjustments. Refer to reconciliations in Appendix.

Introduction | Transaction Overview | Modine Performance Technologies Background | Strategic and Financial Benefits | Summary

GENTHERM + MODINE Performance Technologies

Well-Positioned For Growth Across Attractive End Markets

Pro Forma Revenue $2.6B


6%
14%
15%
63%
2%

End Market	Growth Outlook[1] Market	Growth Outlook[1] Company	Key Company and Macro Drivers
POWER GENERATION	Teens	20%+	• Growing reliable energy needs for mission-critical operations (data centers) • Aging and increasingly unstable grid infrastructure
COMMERCIAL VEHICLE	Mid-Single Digits	Mid-Single Digits	• Shift toward zero-emission technologies • Company expansion planned across new geographic regions
HEAVY-DUTY	Mid-Single Digits	Mid-Single Digits	• Strong demand for critical mineral mining and increased agricultural activity • Reconstruction of outdated public infrastructure
LIGHT VEHICLE	Flat	Low-to-Mid Single Digits	• Robust backlog driving growth over market • Cutting edge technologies driving higher adoption rates
MEDICAL	High-Single Digits	Mid-to-High Teens	• New and emerging needs in medical thermal management • New product development leveraging existing company IP

Significantly shifts Gentherm's revenue mix outside of light vehicle

1. Represents estimated CAGR from 2025–2029.
Note: Financial figures represent LTM (Sep.) 2025 metrics. Modine Performance Technologies figures include pro forma adjustments. Refer to reconciliations in Appendix.

Gentherm © 2026
7

Complementary Technology and Engineering Capabilities Introduction | Transaction Overview | Modine Performance Technologies Background | Strategic and Financial Benefits | Summary Gentherm © 2026 Combining Thermal Management Capabilities … … To Innovate Precision Flow Management Technologies Steering Wheel Customer-focused technology leadership World-class new product development capabilities Experts in virtual testing, simulation, and modelling 1,800+ engineers 600+ patents Combined Company Shared R&D expertise positions combined company to deliver innovative and differentiated solutions Performance Technologies Product Thermal Flow Imaging Performance Technologies + Heat Exchanger

Gentherm © 2026 Significant Value Creation Opportunities Unlock new Commercial Vehicle and Heavy-Duty opportunities for Gentherm’s product portfolio Human-Centric Solutions Commercial Vehicle & Heavy-Duty End Markets Product Cross-Selling Case Studies Identified Synergies Incremental Commercial Opportunities ~$25 Million Annual Synergies Driven by cost optimization and operational efficiencies New Global Markets Leverage footprint and capability in new markets, including India Product Integration Combine both companies best-in-class technologies Product Cross-Selling Leverage existing customer bases and end markets to cross-sell products and solutions Integrating Gentherm’s top-tier valve technology to enhance Modine Performance Technologies’ thermal management systems Extensive Valve Technology Product Integration Introduction | Transaction Overview | Modine Performance Technologies Background | Strategic and Financial Benefits | Summary Unlocking Growth and End-Market Expansion Performance Technologies + Performance Technologies Heat Exchangers Performance Technologies

Shared Commitment to Operational Excellence Gentherm © 2026 Well-established operating system and continuous improvement culture Aligning inventory and supply chain Standardizing operating system and key performance indicators Transforming footprint and maximizing plant and equipment utilization Cultivating a culture of operational excellence Combined company will focus on increased efficiency, scalability, and quality Performance Technologies Exited low-margin, non-strategic products Lean cost structure and improved efficiency Shifted capital and resources to higher-return opportunities Leveraging Modine Performance Technologies’ process-oriented culture to accelerate operational excellence initiatives Operational excellence and appropriate cost structure will drive margin expansion and long‑term resilience Introduction | Transaction Overview | Modine Performance Technologies Background | Strategic and Financial Benefits | Summary Performance Technologies +

Introduction | Transaction Overview | Modine Performance Technologies Background | Strategic and Financial Benefits | Summary

GENTHERM + MODINE Performance Technologies

Strong Financial Profile with Flexibility for Future Growth

Pro Forma Combined Company

	GENTHERM	+ MODINE Performance Technologies	= PRO FORMA	
Revenue ($B)	$1.5	$1.1	$2.6	
			Pre-Synergies	**Post-Synergies**
Adj. EBITDA Margin (%)	*12%*	*11%*	*12%*	*13%*
Business Mix (% Revenue)				
Net Leverage	0.2x		~1.0x	

Gentherm business mix:
Medical 3%
97%
Light Vehicle

Modine Performance Technologies business mix:
Commercial Vehicle
31%
Heavy-Duty
33%
14%
Power Generation
22%
Light Vehicle

Pro Forma business mix:
Medical 2%
6% Power Generation
Commercial Vehicle 14%
Heavy-Duty 15%
63%
Light Vehicle

Financial Impacts

- Transaction nearly doubles scale
- Clear path to mid-teens Adj. EBITDA margin
- Meaningfully broadens end-market exposure
- Preserves capital allocation flexibility for strong growth

Note: Financial figures represent LTM (Sep.) 2025 metrics. Modine Performance Technologies figures include pro forma adjustments. Refer to reconciliations in Appendix.

Gentherm © 2026 11

Gentherm © 2026 Transaction Summary Introduction | Transaction Overview | Modine Performance Technologies Background | Strategic and Financial Benefits | Summary Valuation & Financial Impact Modine to spin-off Modine Performance Technologies and simultaneously combine SpinCo (which will own Modine Performance Technologies) with a wholly-owned subsidiary of Gentherm in a Reverse Morris Trust transaction valued at ~$1.0 billion1 and intended to be tax-free for Modine and Modine shareholders for U.S. federal income tax purposes ~6.8x LTM (Sep.) 2025 post-synergy adjusted EBITDA Adjusted EPS accretive by Year 2 Pro forma net leverage of ~1.0x Structure & Ownership Expected pro forma ownership of 60% for Gentherm shareholders and 40% for Modine shareholders, subject to adjustment Modine to receive $210 million cash distribution via proceeds of SpinCo debt, subject to adjustment Merged Company Company Name: Gentherm; Continued listing on NASDAQ: THRM HQ to remain in Novi, Michigan; will retain significant presence in Modine Performance Technologies’ current locations Modine Performance Technologies expected to operate as a division within the broader Gentherm platform and maintain its brand name Management & Board Of Directors Bill Presley, Gentherm CEO and Jon Douyard, Gentherm CFO, to lead management team of combined company Jeremy Patten will continue as President of Modine Performance Technologies Gentherm Board of Directors will be expanded with addition of two Board nominees designated by Modine in consultation with the Gentherm Board Timeline & Closing Conditions Expected to close in the fourth quarter of calendar year 2026, subject to receipt of Gentherm shareholder approval, the completion of SpinCo financing, a customary IRS tax ruling, and customary closing conditions, including required regulatory approvals and certain tax opinions Transaction unanimously approved by the Boards of both Gentherm and Modine Performance Technologies + 1. Based on Gentherm’s 30-day Volume-Weighted Average Price (VWAP) as of 1/23/2026. Note: Financial figures represent LTM (Sep.) 2025 metrics. Modine Performance Technologies figures include pro forma adjustments. Refer to reconciliations in Appendix.

Introduction | Transaction Overview | Modine Performance Technologies Background | Strategic and Financial Benefits | Summary

GENTHERM + MODINE Performance Technologies

Gentherm to Combine with Modine Performance Technologies

GENTHERM + MODINE Performance Technologies

Accelerates Gentherm's strategic path by building scale in thermal management solutions and expanding its technologies and capabilities in precision flow management

Creates strong commercial opportunities across blue-chip customer bases given complementary overlap between Gentherm's advanced product portfolio and technologies and Modine Performance Technologies' mission-critical engineered solutions

Establishes stronger foundation for continued growth with approximately one-third of pro forma revenue from attractive power generation, commercial vehicle, and heavy-duty equipment end markets

Benefits from shared focus on operational excellence, leveraging Gentherm's culture of operational excellence with Modine Performance Technologies' well-established operating system

Delivers ~$25 million in identified annual cost synergies and incremental commercial opportunities through cross-selling, product integration, and entrance into new global markets, providing clear path to mid-teens Adj. EBITDA margins

Generates a compelling financial profile with strong cash flow generation and modest financial leverage, allowing capital allocation flexibility

Gentherm © 2026 13

Appendix Performance Technologies +

Reconciliation of Financial Figures Gentherm © 2026 Gentherm LTM September 30, (Dollars in millions) 2025 Revenue $1,469 Adjusted EBITDA $176 Note: Pro forma represents normalization adjustments to reflect latest business structure and go-forward operational alignment. Stock-based compensation included within Modine Performance Technologies financials. Performance Technologies + Modine Performance Technologies LTM September 30, (Dollars in millions) 2025 Reported Revenue $1,129 Less: Pro Forma Adjustments (21) Pro Forma Adjusted Revenue $1,108 Adjusted EBITDA as per Modine Reporting $152 Less: Pro Forma Adjustments (11) Less: Estimated Incremental Corporate Costs & Other Adjustments (19) Pro Forma Adjusted EBITDA (pre-synergies) $123 Plus: Estimated Synergies 24 Pro Forma Adjusted EBITDA (post-synergies) $147 Appendix

Gentherm has not completed preparation of its consolidated financial statements for the fiscal fourth quarter or full year 2025. The amounts presented herein are preliminary and unaudited and are thus inherently uncertain and subject to change as Gentherm completes its financial results review for respective periods. Gentherm is in the process of completing its customary year-end close and review procedures, and there can be no assurance that final, audited results will not differ from the preliminary results as provided herein. Gentherm 2025 Update – Preliminary & Unaudited Gentherm © 2026 Performance Technologies + Previous (October 23, 2025) Revised (January 29, 2026) Comments Product Revenues $1.47B – $1.49B $1.49B – $1.50B Stronger demand and improved light vehicle industry production Adjusted EBITDA $175M – $183M $173M – $177M Adjusted EBITDA expected to be near low end of previous range, with the impact of higher revenue offset by foreign exchange headwinds, and operational inefficiencies from customer production shifts and footprint related expenses Adjusted EBITDA margin 11.9% – 12.3% 11.6% – 11.8% Appendix